



UNIT
SECURITIESANDE   08028447
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING____12/31/07____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____28004 CENTER OAKS, SUITE 100____
                (No. and Street)

____WIXOM____   ____MI____   ____48393____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____ALAN J. BOSSIO____   248-449-9310____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____GROEN, KLUKA & COMPANY, P.C.____
            (Name – if individual, state last, first, middle name)

____888 WEST BIG BEAVER, SUITE 790____   TROY____   MI____   48084____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

£ MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ALAN J. BOSSIO_____, swear (or affirm) that, to the best

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____BOSSIO FINANCIAL GROUP, INC._____

of _____DECEMBER 31_____, 2007_____, are true and correct. I further swear (or affirm)

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

[signature]

Signature

CEO

Title

[signature] Kent

Notary Public

My Commission expires 1-21-2013

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSSIO FINANCIAL GROUP, INC.

_____

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2007

TABLE OF CONTENTS



GK &Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying balance sheet of Bossio Financial Group, Inc. as of December 31, 2007, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

January 30, 2008

-4-

BOSSIO FINANCIAL GROUP, INC.

BALANCE SHEET

December 31, 2007

<u>ASSETS</u>

ASSETS
Cash	$ 17,428
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	-
Accounts receivable	-
	$ 17,428

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

LIABILITIES
Accounts payable	$ -
Accrued expenses	100
	100

STOCKHOLDERS' EQUITY (Note D)
Common stock - authorized, 60,000 shares; issued and outstanding, 10,000 shares	40,388
Retained earnings	(23,060)
	17,328
	$ 17,428

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2007

Revenues	
Commissions	$15,876
Investment banking and valuation services	34,760
Interest	228
Other income	35,000
	85,864
Expenses (Note E)	
Occupancy and equipment	28,238
Interest..	-
Professional and outside services	13,639
Advertising and business promotion	3,999
Office supplies and expenses	10,466
Other operating expenses	11,220
Commissions and brokerage	-
	67,562
Net income (Note C)	$18,302

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2007

	Common Stock	Retained Earnings
Balance at January 1, 2007	$40,388	$(26,900)
Shareholder distributions	-	(14,462)
Net income for year	-	18,302
Balance at December 31, 2007	$40,388	$(23,060)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2007

Cash flows from operating activities		
Net income		$ 18,302
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ -	
Decrease in accounts payable	-	
Decrease in accrued expenses	(5,300)	
Decrease in accounts receivable	-	(5,300)
Net cash provided (used) by operating activities		13,002
Cash flows (used) by investing activities:		
Purchase of equipment......................		-
Cash flows used by financing activities:		
Distributions to shareholders	(14,462)	
Decrease in other receivables	-	
Advances to shareholder	-	(14,462)
Decrease in cash		(1,460)
Cash at beginning of year		18,888
Cash at December 31, 2007		$ 17,428
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A   - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE B   - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2007:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C   - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D   - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $17,328, which was $12,328 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

NOTE E   - RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees, administrative and occupancy expenses paid for the year ended December 31, 2007 was $57,825.

SUPPLEMENTAL INFORMATION



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying financial statements of Bossio Financial Group, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated January 30, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka Company, P.C.

January 30, 2008

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL
  Total stockholders' equity (qualifying)......... $17,328

  Non-allowable assets
    Furniture, fixtures and equipment............. $ -
    Deposits and receivables......................   -
    Haircuts on securities-stocks and mutual funds   -
    Undue concentrations ....   -   -

  Net capital   17,328

  Net capital requirement   5,000

  Excess net capital $12,328

AGGREGATE INDEBTEDNESS
  Total liabilities and aggregate indebtedness ... $ 100

Net capital per above $17,328

Ratio of aggregate indebtedness to net capital 01

RECONCILIATION WITH COMPANY'S COMPUTATION

  Net capital, as reported in Company's Part II
    Focus report $17,328
      Net audit adjustments   -

  Net capital per above $17,328

There are no material differences between net
capital as reported in the Company's Part II
Focus Report and the computation of net capital
above.

